UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

AMERICAN STANDARD ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02971T107

(CUSIP Number)

Randall Capps

1801 West Texas

Midland, TX 79701

(432) 683-3171

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02971T107	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON Randall Capps
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 874,747**
	8	SHARED VOTING POWER 23,618,330
	9	SOLE DISPOSITIVE POWER 874,747**
	10	SHARED DISPOSITIVE POWER 23,618,330
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,493,077**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%
14		TYPE OF REPORTING PERSON (See Instructions) IN

* As described below under Item 3, the consideration used in acquiring the securities which are the subject of this Amendment No. 1 of Schedule 13D was certain real properties previously held by Geronimo Holding Corporation, which is solely owned by Randall Capps.

** Includes 142,858 shares of the Issuer’s common stock underlying warrants.

SCHEDULE 13D

CUSIP No. 02971T107	Page 3 of 6 Pages

1		NAME OF REPORTING PERSON Geronimo Holding Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,642,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,642,821
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,642,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8%
14		TYPE OF REPORTING PERSON (See Instructions) CO

* As described below under Item 3, the consideration used in acquiring the securities which are the subject of this Amendment No. 1 of Schedule 13D was certain real properties previously held by Geronimo Holding Corporation, which is solely owned by Randall Capps.

Item 1. Security and Issuer.

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 27, 2012, by Randall Capps, an individual (“Capps”), and Geronimo Holding Corporation, a Texas corporation (“Geronimo”, and together with Capps, the “Reporting Persons”). This Amendment No. 1 is filed with respect to the shares of common stock, par value $0.001 per share (the “Common Shares”) of American Standard Energy Corp., a Delaware corporation (the “Issuer”) with principal executive offices at 4800 North Scottsdale Road, Suite 1400, Scottsdale, AZ 85251.

Item 2. Identity and Background.

This Statement is being filed by and on behalf of the Reporting Persons. Capps’s business address is 1801 West Texas, Midland, TX 79701. His present principal occupation is business owner and the principal business at which he carries out such occupation is Geronimo, with the principal business address of 1801 West Texas, Midland, TX 79701. Capps is a citizen of the United States of America.

Geronimo’s principal business is oil and gas extraction and exploration, and the address of its principal business and office is 1801 West Texas, Midland, TX 79701. Geronimo’s executive officer and director is Capps, and the business address for him is 1801 West Texas, Midland, TX 79701. The present principal occupation of Geronimo’s executive officer and director is the management of Geronimo. Capps is the sole owner of Geronimo.

During the last five years, none of the Reporting Persons or the executive officer and director listed in this Item 2 has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 5, 2012, pursuant to a purchase and sale agreement (the “Agreement”) by and among the Issuer, XOG Operating LLC, a Texas limited liability company (“XOG”) and Geronimo, Geronimo acquired 5,000,000 Common Shares, valued at $13,500,000.00 based on a closing price per share of $2.70 on the closing date, together with $10 million in cash (less a $1.5 million cash deposit previously paid by the Issuer) and a note in the principal amount of $35,000,000 made by the Issuer in favor of Geronimo, in exchange for leasehold working interests in approximately 72,300 net acres across the Permian Basin, Eagle Ford shale formation and the Eagle Bine in Texas, the Williston Basin in North Dakota, and the Niobrara shale formation in Wyoming and Nebraska (the “Properties”).

Item 4. Purpose of Transaction.

The purpose of the acquisition of the Common Shares by Geronimo was to obtain a portion of the consideration for the Properties in a form satisfactory to the Issuer and to Geronimo and Capps.

The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth herein.

Item 5. Interest in Securities of the Issuer.

Capps owns beneficially 24,493,077 Common Shares, which represent 53.9% of the total number of outstanding Common Shares. Of the 24,493,077 Common Shares owned beneficially by Capps, (i) Capps owns beneficially, and has sole voting and dispositive power in respect of, 670,665 Common Shares; (ii) Capps owns beneficially, and has sole voting and dispositive power in respect of, 142,858 Common Shares underlying warrants; (iii) Capps owns beneficially, and has sole voting and dispositive power in respect of, 61,224 Common Shares as legal guardian of Hayden Pitts; (iv) Geronimo shares with Capps voting and disposal power in respect of 21,642,821 Common Shares, which represent 47.8% of the total number of outstanding Common Shares; (v) XOG shares with Capps voting and disposal power in respect of 1,387,754 Common Shares; and (vi) CLW South Texas 2008, LP (“CLW”) shares with Capps voting and disposal power in respect of 587,755 Common Shares. Capps is the sole owner of Geronimo and XOG and is the majority owner of CLW.

XOG is a Texas limited liability company, the principal business of which is the exploration and operation of oil and gas properties; the address of its principal business and office is P.O. Box 352, Midland, TX 79702. CLW is a Texas limited partnership, the principal business of which is a limited partnership in the oil and gas exploration business; the address of its principal business and office is 1801 West Texas, Midland, TX 79701. During the last five years, neither XOG nor CLW has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

The following Exhibits are incorporated herein by reference or filed herewith:

Exhibit 99.1	Purchase and Sale Agreement dated February 24, 2012, by and among American Standard Energy Corp., XOG Operating LLC and Geronimo Holding Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2012

RANDALL CAPPS

By: /s/ Randall Capps

GERONIMO HOLDING CORPORATION

By: /s/ Randall Capps
Name: Randall Capps
Title: President

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